Exhibit 99.1

Name (Business Address)	Position with Reporting Person	Principal Occupation

Jeffery D. Gow (11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005)	Managing Member	Chief Executive Officer of Polygon Northwest Company
Steven D. Wasson (11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005)	Member	Investor
Gary Young (11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005)	Member	Senior Vice President of Polygon Northwest Company